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                            CERTIFICATE OF AMENDMENT

                                     OF THE

                          CERTIFICATE OF INCORPORATION

                            PRIMA ENERGY CORPORATION

PRIMA ENERGY CORPORATION, a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

FIRST: That the Board of Directors of Prima Energy Corporation duly adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED: That Article V of the Certificate of Incorporation be amended to read, in its entirety, as follows:

                                    ARTICLE V
                            Authorized Capital Stock

         The Corporation shall be authorized to issue two classes of shares of stock to be designated, respectively, "Preferred Stock" and "Common Stock"; the total number of shares which the corporation shall have authority to issue is Thirty Seven Million (37,000,000); the total number of shares of Preferred Stock shall be Two Million (2,000,000) and each such share shall have a par value of $.001; and the total number of authorized shares of Common Stock shall be Thirty Five Million (35,000,000) and each such share shall have a par value of $.015.

         The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof, including without limitation the rights with respect to dividends, conversion rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series.



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SECOND: That thereafter, pursuant to the resolution of Board of Directors, the amendment was presented to the stockholders of the Corporation at its regularly scheduled Annual Meeting of Stockholders at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Prima Energy Corporation caused this Certificate of Amendment of its Certificate of Incorporation to be signed by Richard H. Lewis, a duly authorized officer of Prima Energy Corporation, as of this 15th day of June, 2001, at Denver, Colorado.


PRIMA ENERGY CORPORATION, a
Delaware Corporation



By: /s/ Richard H. Lewis
    --------------------------------
      Richard H. Lewis, President